Exhibit (a)(1)(B)
EMAIL TO ALL ELIGIBLE EMPLOYEES
From:    Ruby Alexander, Deputy General Counsel
To:    All Eligible Employees
Date:    October 18, 2022
Subject:    LAUNCH OF SONDER’S STOCK OPTION REPRICING PROGRAM

Hi everyone,
Sonder has now launched our voluntary, one-time stock option repricing program that will allow you to reprice eligible options with modified vesting terms, known as the “Offer,” starting today, October 18, 2022. This Offer currently is scheduled to expire on November 15, 2022, at 9:00 p.m., Pacific Time, and eligible options are scheduled to be repriced on the same calendar day (but after the Offer expires). We may extend this expiration date and time at our discretion and will let you know if we do.
You are receiving this email because you are eligible to participate in the Offer as described in more detail below, and also in the attached documents including the “Offer to Reprice Eligible Stock Options,” or the Offer to Reprice.
We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Reprice and election terms and conditions, together with its associated instructions, as well as a list of questions and answers that you may find helpful. Each of these documents is attached to this email and available on Sonder’s Offer website, which you may access using the login information below.
Register as a New User on the Sonder Offer Website: https://www.myoptionexchange.com/Identity/Account/Register?returnUrl=%2F
Your Login ID: Is your Sonder email address
Your Initial Password: You will be required to set and confirm your password during your initial login, and a code will be sent to your email to confirm your identity.

Sonder Offer Website: https://www.myoptionexchange.com/
We will also be hosting two video information sessions about the Offer, where you will have the opportunity to ask questions about the Offer. Make sure to watch for these invites by email.
Personalized information about each option grant you hold under the 2019 Equity Incentive Plan and the 2021 Equity Incentive Plan can be viewed on the Offer website. Please note that you may make an election with regard to any option grant shown on the Offer website, but only options that are eligible options on the date that the Offer expires will be repriced.

If you want to participate in the Offer, you must submit your election via the Offer website at https://www.myoptionexchange.com/ no later than 9:00 p.m., Pacific Time, on November 15, 2022 (unless Sonder extends the offering period).

If you do nothing, you will be making a decision not to participate in the Offer and your eligible options will not be repriced pursuant to the Offer. Instead, your eligible options will remain outstanding until they are exercised or cancelled or expire by their terms and will retain their current exercise price, vesting schedule, and other terms.
If you do not remain employed with Sonder through the repricing date, then upon the termination of your employment, you will cease to be an eligible employee under the terms of the Offer and any election that you have made to reprice any of your options pursuant to the Offer will be ineffective. As a result, none of your eligible options will be repriced under the Offer.
If we have not received your properly completed and submitted election by the expiration of the Offer, you will have rejected this Offer and your eligible options will not be repriced.
Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Reprice. We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. Additional resources relating to the Offer are available on the Offer website.

We cannot advise you on whether or not to participate in the Offer. You should make the decision about whether to participate based on your personal circumstances. We recommend that you consult your own financial, legal, accounting and/or tax advisor(s) to address questions regarding your decision. Please do not direct questions regarding the Offer to your manager or any other Sonder employee.

There are a number of terms used in this email that are defined and discussed in further detail in the Offer to Reprice. If, after you’ve read this message and accompanying materials, you still have questions, please contact the Sonder Stock Administration team by email at stockadmin@sonder.com. We also recommend that you consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the Offer. Please do not direct questions regarding the Offer to your manager or any other Sonder employee.
The Offer is a voluntary, one-time stock option repricing offer from Sonder Holdings Inc. to allow eligible employees who received certain eligible options the opportunity to reprice those options with modified vesting terms. If you elect to reprice any of your eligible options, the repriced options will generally be subject to the same terms applicable to the eligible option prior to the repricing except:
•The exercise price of your repriced options will be lowered to be equal to the closing price of a share of our common stock on the day on which the Offer expires, which is expected to be November 15, 2022 (the “repricing date”);
•On the repricing date, the vesting schedule of each repriced option will be modified as follows: (a) the repriced option will become 100% unvested as of the repricing date, and (b) on the date that is 6 months following the repricing date (or 12 months following the repricing date with respect to an eligible employee listed as an executive in the Offer documents (an “eligible officer”)) (the date a repriced option commences vesting, as applicable, the “vesting cliff date”), a number of shares subject to the repriced option will vest equal to the number of shares subject to the repriced option that would have been vested on the applicable vesting cliff date if such eligible option had not been tendered for repricing (including shares subject to the repriced option that were vested as of the repricing date and shares subject to the repriced option which would have vested during the period commencing on the repricing date and ending on the vesting cliff date), subject to the eligible employee remaining our service provider through the applicable vesting cliff date, and, thereafter, the repriced option will continue to vest according to the vesting schedule applicable to such repriced option prior to the repricing (the “vesting giveback”). Notwithstanding the foregoing, if, prior to being repriced, an eligible option was previously subject to a vesting schedule whereby none of the shares subject to such option would have vested prior to the expiration of the 6 or 12 month period following the repricing date, as applicable, then the vesting cliff date will be the date that is 3 months following the date that the first tranche of shares subject to the eligible option would have vested in the absence of the repricing; and
•To the extent your eligible options are incentive stock options, the repricing of such options will be considered a “modification” of those incentive stock options for tax purposes, which means that the date of grant for purposes of the incentive stock option holding periods applicable to those repriced options will be the repricing date.
Options eligible to be repriced in the Offer include only those options that (i) have a per share exercise price that is greater than the closing price of a share of our common stock on the expiration date, (ii) were granted under either our 2019 Equity Incentive Plan or our 2021 Equity Incentive Plan and (iii) are outstanding as of the commencement of the Offer and remain outstanding and unexercised as of the repricing date. You are an eligible employee if you are an employee of Sonder or a member of Sonder’s company group who holds eligible options as of the date the Offer commences and remain an employee of Sonder or a member of Sonder’s company group through the repricing date. Consultants and non-employee members of our board of directors will not be eligible employees.

Thank you for all that you do for Sonder.

Warmly,
Ruby

Attachments:
Offer to Reprice Eligible Stock Options
Election Terms and Conditions
Questions and Answers